UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Galaxy Energy Corporation

(Name of Issuer)

Common Stock, Par Value, $0.001

(Title of Class of Securities)

36318B 10 6 (CUSIP Number)

December 31, 2003

Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36318B 10 6	13G	Page 2 of 11 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Name RAB European High Yield Fund Limited

2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  5.    Sole Voting Power

                0

  6.    Shared Voting Power

$2,000,000 in principal amount of Secured Convertible Debentures (convertible into up to 3,389,830 shares of Common Stock) 1/ 2/

Common Stock Purchase Warrants (exercisable into up to 2,033,900 shares of Common Stock) 2/

  7.    Sole Dispositive Power

                0

  8.    Shared Dispositive Power

                See Row 6 above.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 6 above.

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares 1/ 2/ ☒

11.

Percent of Class Represented by Amount in Row (9)

Up to 9.9% as of the date of filing this statement.2/ (Based on 38,520,837 shares of Common Stock issued and outstanding as of December 22, 2003, plus the Common Stock issuable upon conversion of the Secured Convertible Debentures and the exercise of the Common Stock Purchase Warrants referred to in Row 6 above.)

12.	Type of Reporting Person* CO

1/	Pursuant to the Secured Convertible Debentures, the Secured Convertible Debentures are convertible at the rate of 1 share of Common Stock for each $0.59 amount of principal amount of the Secured Convertible Debentures plus any accrued and unpaid interest payable on such principal amount pursuant to the terms of the Secured Convertible Debentures. Any shares of Common Stock into which any such accrued and unpaid interest may be converted are not reported as beneficially owned herein.

2/	Pursuant to the terms of the Secured Convertible Debentures and the Common Stock Purchase Warrants, the Reporting Person cannot be a “beneficial owner” of more than 9.99% of the Common Stock within the meaning of Rule 13d-1 under the Securities Exchange Act of 1934.

CUSIP No. 36318B 10 6	13G	Page 3 of 11 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Name RAB Special Situations LP

2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  5.    Sole Voting Power

                0

  6.    Shared Voting Power

$2,000,000 in principal amount of Secured Convertible Debentures (convertible into up to 3,389,830 shares of Common Stock) 1/ 2/

Common Stock Purchase Warrants (exercisable into up to 2,033,900 shares of Common Stock) 2/

  7.    Sole Dispositive Power

                0

  8.    Shared Dispositive Power

                See Row 6 above.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 6 above.

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares 1/ 2/ ☒

11.

Percent of Class Represented by Amount in Row (9)

Up to 9.9% as of the date of filing this statement.2/ (Based on 38,520,837 shares of Common Stock issued and outstanding as of December 22, 2003, plus the Common Stock issuable upon conversion of the Secured Convertible Debentures and the exercise of the Common Stock Purchase Warrants referred to in Row 6 above.)

12.	Type of Reporting Person* PN

1/	Pursuant to the Secured Convertible Debentures, the Secured Convertible Debentures are convertible at the rate of 1 share of Common Stock for each $0.59 amount of principal amount of the Secured Convertible Debentures plus any accrued and unpaid interest payable on such principal amount pursuant to the terms of the Secured Convertible Debentures. Any shares of Common Stock into which any such accrued and unpaid interest may be converted are not reported as beneficially owned herein.
2/	Pursuant to the terms of the Secured Convertible Debentures and the Common Stock Purchase Warrants, the Reporting Person cannot be a “beneficial owner” of more than 9.99% of the Common Stock within the meaning of Rule 13d-1 under the Securities Exchange Act of 1934.

CUSIP No. 36318B 10 6	13G	Page 4 of 11 Pages

1.	Name of Reporting Person S.S. OR I.R.S. Identification No. of above person Name RAB Partners Limited

2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  5.    Sole Voting Power

                0

  6.    Shared Voting Power

$2,000,000 in principal amount of Secured Convertible Debentures (convertible into up to 3,389,830 shares of Common Stock) 1/ 2/

Common Stock Purchase Warrants (exercisable into up to 2,033,900 shares of Common Stock) 2/

  7.    Sole Dispositive Power

                0

  8.    Shared Dispositive Power

                See Row 6 above.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 6 above.

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares 1/ 2/ ☒

11.

Percent of Class Represented by Amount in Row (9)

Up to 9.9% as of the date of filing this statement.2/ (Based on 38,520,837 shares of Common Stock issued and outstanding as of December 22, 2003, plus the Common Stock issuable upon conversion of the Secured Convertible Debentures and the exercise of the Common Stock Purchase Warrants referred to in Row 6 above.)

12.	Type of Reporting Person* CO

1/	Pursuant to the Secured Convertible Debentures, the Secured Convertible Debentures are convertible at the rate of 1 share of Common Stock for each $0.59 amount of principal amount of the Secured Convertible Debentures plus any accrued and unpaid interest payable on such principal amount pursuant to the terms of the Secured Convertible Debentures. Any shares of Common Stock into which any such accrued and unpaid interest may be converted are not reported as beneficially owned herein.
2/	Pursuant to the terms of the Secured Convertible Debentures and the Common Stock Purchase Warrants, the Reporting Person cannot be a “beneficial owner” of more than 9.99% of the Common Stock within the meaning of Rule 13d-1 under the Securities Exchange Act of 1934.

CUSIP No. 36318B 10 6	13G	Page 5 of 11 Pages

1.	Name of Reporting Person S.S. OR I.R.S. Identification No. of above person Name RAB Capital Limited

2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  5.    Sole Voting Power

                0

  6.    Shared Voting Power

$2,000,000 in principal amount of Secured Convertible Debentures (convertible into up to 3,389,830 shares of Common Stock) 1/ 2/

Common Stock Purchase Warrants (exercisable into up to 2,033,900 shares of Common Stock) 2/

  7.    Sole Dispositive Power

                0

  8.    Shared Dispositive Power

                See Row 6 above.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 6 above.

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares 1/ 2/ ☒

11.

Percent of Class Represented by Amount in Row (9)

Up to 9.9% as of the date of filing this statement.2/ (Based on 38,520,837 shares of Common Stock issued and outstanding as of December 22, 2003, plus the Common Stock issuable upon conversion of the Secured Convertible Debentures and the exercise of the Common Stock Purchase Warrants referred to in Row 6 above.)

12.	Type of Reporting Person* CO

1/	Pursuant to the Secured Convertible Debentures, the Secured Convertible Debentures are convertible at the rate of 1 share of Common Stock for each $0.59 amount of principal amount of the Secured Convertible Debentures plus any accrued and unpaid interest payable on such principal amount pursuant to the terms of the Secured Convertible Debentures. Any shares of Common Stock into which any such accrued and unpaid interest may be converted are not reported as beneficially owned herein.
2/	Pursuant to the terms of the Secured Convertible Debentures and the Common Stock Purchase Warrants, the Reporting Person cannot be a “beneficial owner” of more than 9.99% of the Common Stock within the meaning of Rule 13d-1 under the Securities Exchange Act of 1934.

CUSIP No. 36318B 10 6	13G	Page 6 of 11 Pages

1.	Name of Reporting Person S.S. OR I.R.S. Identification No. of above person Name William Philip Richards

2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  5.    Sole Voting Power

                0

  6.    Shared Voting Power

$2,000,000 in principal amount of Secured Convertible Debentures (convertible into up to 3,389,830 shares of Common Stock) 1/ 2/

Common Stock Purchase Warrants (exercisable into up to 2,033,900 shares of Common Stock) 2/

  7.    Sole Dispositive Power

                0

  8.    Shared Dispositive Power

                See Row 6 above.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 6 above.

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares 1/ 2/ ☒

11.

Percent of Class Represented by Amount in Row (9)

Up to 9.9% as of the date of filing this statement.2/ (Based on 38,520,837 shares of Common Stock issued and outstanding as of December 22, 2003, plus the Common Stock issuable upon conversion of the Secured Convertible Debentures and the exercise of the Common Stock Purchase Warrants referred to in Row 6 above.)

12.	Type of Reporting Person* IN

1/	Pursuant to the Secured Convertible Debentures, the Secured Convertible Debentures are convertible at the rate of 1 share of Common Stock for each $0.59 amount of principal amount of the Secured Convertible Debentures plus any accrued and unpaid interest payable on such principal amount pursuant to the terms of the Secured Convertible Debentures. Any shares of Common Stock into which any such accrued and unpaid interest may be converted are not reported as beneficially owned herein.
2/	Pursuant to the terms of the Secured Convertible Debentures and the Common Stock Purchase Warrants, the Reporting Person cannot be a “beneficial owner” of more than 9.99% of the Common Stock within the meaning of Rule 13d-1 under the Securities Exchange Act of 1934.

CUSIP No. 36318B 10 6	13G	Page 7 of 11 Pages

1.	Name of Reporting Person S.S. OR I.R.S. Identification No. of above person Name Michael Alen-Buckley

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  5.    Sole Voting Power

                0

  6.    Shared Voting Power

                $2,000,000 in principal amount of Secured Convertible Debentures (convertible into             up to 3,389,830 shares of Common Stock) 1/ 2/

                Common Stock Purchase Warrants (exercisable into up to 2,033,900 shares of             Common Stock) 2/

  7.    Sole Dispositive Power

                0

  8.    Shared Dispositive Power

                See Row 6 above.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person See Row 6 above.

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares 1/ 2 / ☒

11.

Percent of Class Represented by Amount in Row (9)

            Up to 9.9% as of the date of filing this statement.2/ (Based on 38,520,837 shares of         Common Stock issued and outstanding as of December 22, 2003, plus the Common Stock         issuable upon conversion of the Secured Convertible Debentures and the exercise of the         Common Stock Purchase Warrants referred to in Row 6 above.)

12.	Type of Reporting Person (See Instructions)* IN

1/	Pursuant to the Secured Convertible Debentures, the Secured Convertible Debentures are convertible at the rate of 1 share of Common Stock for each $0.59 amount of principal amount of the Secured Convertible Debentures plus any accrued and unpaid interest payable on such principal amount pursuant to the terms of the Secured Convertible Debentures. Any shares of Common Stock into which any such accrued and unpaid interest may be converted are not reported as beneficially owned herein.
2/	Pursuant to the terms of the Secured Convertible Debentures and the Common Stock Purchase Warrants, the Reporting Person cannot be a “beneficial owner” of more than 9.99% of the Common Stock within the meaning of Rule 13d-1 under the Securities Exchange Act of 1934.

CUSIP No. 36318B 10 6	13G	Page 8 of 11 Pages

Item 1	(a)	Name of Issuer: Galaxy Energy Corporation

	(b)	Address of Issuer’s Principal Executive Offices 1001 Brickell Bay Drive, Suite 2202 Miami, Florida 33131

Item 2	(a)	Name of Person Filing:

	(b)	Address of Principal Business Office or, if none, Residence:

(c)

Citizenship:

RAB European High Yield Fund Limited

P.O. Box 908 GT

Walker House

Mary Street

George Town, Grand Cayman

Cayman Islands company

RAB Special Situations LP

c/o RAB Capital Limited

No. 1 Adam Street

London W2CN 6LE

United Kingdom

Delaware limited partnership

RAB Partners Limited

P.O. Box 908 GT

Walker House

Mary Street

George Town, Grand Cayman

Cayman Islands company

RAB Capital Limited

No. 1 Adam Street

London W2CN 6LE

United Kingdom

United Kingdom company

William Philip Richards

No. 1 Adam Street

London W2CN 6LE

United Kingdom

United Kingdom citizen

Michael Alen-Buckley

No. 1 Adam Street

London W2CN 6LE

United Kingdom

United Kingdom citizen

	(d)	Title of Class of Securities: Common Stock, par value $0.001 per share

	(e)	CUSIP Number: 36318B 10 6

CUSIP No. 36318B 10 6	13G	Page 9 of 11 Pages

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

	(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☒

Item 4	Ownership.

RAB European High Yield Fund Limited RAB Special Situations LP RAB Partners Limited RAB Capital Limited William Philip Richards Michael Alen-Buckley

(a)	Amount beneficially owned:

$2,000,000 in principal amount of Secured Convertible Debentures (convertible into up to 3,389,830 shares of Common Stock)1/2/

Common Stock Purchase Warrants (exercisable into up to 2,033,900 shares of Common Stock)[2]

(b)	Percent of Class:

Up to 9.9% as of the date of filing this statement. 2/ (Based on 38,520,837 shares of Common Stock issued and outstanding as of December 22, 2003, plus the Common Stock issuable upon conversion of the Secured Convertible Debentures and the exercise of the Common Stock Purchase Warrants referred to in Item 4(a) above.)

CUSIP No. 36318B 10 6	13G	Page 10 of 11 Pages

(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote: 0

	(ii)	shared power to vote or to direct the vote: See item (a) above.

	(iii)	sole power to dispose or to direct the disposition of: 0

	(iv)	shared power to dispose or to direct the disposition of: See item (a) above.

1/	Pursuant to the Secured Convertible Debentures, the Secured Convertible Debentures are convertible at the rate of 1 share of Common Stock for each $0.59 amount of principal amount of the Secured Convertible Debentures plus any accrued and unpaid interest payable on such principal amount pursuant to the terms of the Secured Convertible Debentures. Any shares of Common Stock into which any such accrued and unpaid interest may be converted are not reported as beneficially owned herein.

2/	Pursuant to the terms of the Secured Convertible Debentures and the Common Stock Purchase Warrants, the Reporting Person cannot be a “beneficial owner” of more than 9.99% of the Common Stock within the meaning of Rule 13d-1 under the Securities Exchange Act of 1934.

Item 5	Ownership of Five Percent or Less of a Class: Not Applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:
Third-party client accounts managed on a discretionary basis by RAB Capital Limited are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. No such account holds more than 5% of the Class.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company: Not Applicable.

Item 8	Identification and Classification of Members of the Group: Not Applicable.

Item 9	Notice of Dissolution of Group: Not Applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 36318B 10 6	13G	Page 11 of 11 Pages

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 17th day of February, 2004

RAB EUROPEAN HIGH YIELD FUND LIMITED			RAB SPECIAL SITUATIONS LP

By:	RAB Capital Limited, its Investment Manager		By:	RAB Partners Limited, its General Partner

	By:	/s/ William Philip Richards		By:	/s/ William Philip Richards
		William Philip Richards, Managing Director			William Philip Richards, Director

RAB PARTNERS LIMITED			RAB CAPITAL LIMITED

By:	/s/ William Philip Richards		By:	/s/ William Philip Richards
	William Philip Richards, Director			William Philip Richards, Managing Director

WILLIAM PHILIP RICHARDS			MICHAEL ALEN-BUCKLEY

/s/ William Philip Richards			/s/ Michael Alen-Buckley